Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

February 8, 2007

Dear Sirs:             All applicable Exchanges and Commissions

Subject:                NORTHGATE MINERALS CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 666416102/CA6664161024/COMMON
3.	CUSIP/Class of Security entitled to vote	: 666416102/CA6664161024/COMMON
4.	Record Date for Notice	: 05 Mar 2007
5.	Record date for Voting	: 05 Mar 2007
6.	Beneficial Ownership determination date	: 05 Mar 2007
7.	Meeting Date	: 04 May 2007
8.	Meeting Location	: 580 West Hastings St. Vancouver BC V6B 5K3

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401